July 3, 2018

Via EDGAR

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Micron Technology, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2017
Filed October 26, 2017
File No. 1-10658
Dear Ms. Blye:
On behalf of Micron Technology, Inc. (“Micron” or the “Company”), we respectfully submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 22, 2018, relating to the Company’s Annual Report on Form 10-K for its fiscal year ended August 31, 2017, filed with the Commission on October 26, 2017.
In this letter, we have recited the comment from the Staff in italicized, bold type for ease of reference and have followed the comment with the Company’s response.
General

1.
Documentation apparently supporting a 2016 External B2B Request for Hubs RosettaNet Trading Partner Information questionnaire posted on your website lists country codes for Syria, Sudan and the Democratic People’s Republic of Korea (North Korea). A recent news article reports that you have supplied chips to Huawei Technologies, and other articles report that Huawei Technologies sells its products and services in Syria and Sudan. Syria, Sudan and North Korea are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not provide disclosure about those countries in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, Sudan and/or North Korea, whether through subsidiaries, customers, distributors, resellers, or other direct or indirect arrangements, including incorporation of your components into products sold in those countries. Tell us whether any contacts involve the governments of those countries or entities controlled by their governments.

RESPONSE:

Micron has robust export control policies and procedures which guide the Company’s business. Accordingly, to the Company’s knowledge, it does not have any past, current, or anticipated contacts with Syria,

Ms. Cecilia Blye
Securities and Exchange Commission
July 3, 2018

Sudan, or North Korea (“Sanctioned Countries”). Micron has not and does not sell or offer for sale, products or services in Sudan, Syria, or North Korea, whether through subsidiaries, customers, distributors, or other direct or indirect arrangements.

The Staff comments that Syria, Sudan, and North Korea were listed in the Company’s Trading Partner Information Questionnaire. That questionnaire gathers information regarding our customers’ preferences for our finished goods inventory hub locations. The list of countries on the questionnaire includes every country in the world. If any Sanctioned Country was selected, Micron would not provide products or services to that jurisdiction and remind the partner of its compliance obligations under our partner agreements and U.S. export control and sanctions laws. As part of Micron’s comprehensive export control and economic sanctions compliance program, the Company also has significant screening and blocking processes in place which automatically prevent services and products from being provided to any of these sanctioned countries.

With respect to Huawei, the Company sells products that are incorporated into some of Huawei’s mobile phone products for the consumer market, server products for the enterprise market, and other products. Micron requires that Huawei sign and abide by the Company’s “End User Certification and Agreement to End Use Restrictions.” This Certification and Agreement provides that Huawei “will not export, re-export or otherwise distribute Micron products in violation of any export control laws or regulations of the United States.” The Agreement includes specific restrictions on “all sales, exports, re-exports and transfers directly or indirectly" to the Crimea Region, Cuba, Iran, North Korea, Sudan and Syria involving “Micron products, software, and technology.”

In addition, the “Terms and Conditions of Sale” that accompany each of our sales confirmations has an export compliance clause which states:

EXPORT COMPLIANCE. Customer is responsible for complying with all applicable export control laws and regulations with respect to the reexport, shipment, transfer or use of the products. Customer will not provide products to entities or individuals that are prohibited from receiving such products under applicable laws, including the laws of the United States. A current list of such prohibited entities under U.S. law is available at the following link: http://2016.export.gov/ecr/eg_main_023148.asp. Customer will not export, reexport, or transfer products as follows unless it has authorization to do so under any applicable export and sanctions laws of the United States: (a) to the Crimea Region, Cuba, Iran, North Korea, Sudan, Syria, or any other country sanctioned or embargoed under U.S. law, or any nationals of such countries; (b) for military end-use or military end-users restricted under United States laws; and (c) for uses in connection with chemical, biological, or nuclear weapons, or missiles capable of delivering such weapons.

Micron has no visibility into the sale of the millions of Huawei products that are sold worldwide. However, Huawei is required to comply with the Terms and Conditions of Sale as well as the provisions in the End-user Certification and Agreement to End Use Restrictions. These reminders as to Huawei’s export control obligations are regularly provided as part of Micron’s comprehensive export control and economic sanctions compliance program. Huawei has not provided any End-User Certifications that indicated that products would be sold or transferred into Sanctioned Countries and continues to receive regular reminders as to U.S. export controls and trade sanctions.

In short, Micron has not, does not, and will not provide any services or have any relationship, connection or contact with any person or entity, whether commercial or government, in any Sanctioned Country. The Company thoroughly informs its customers and partners of relevant export control restrictions on its products. In addition, the Company implements an integrated blocking and screening program to ensure that no exports to Sanctioned Countries occur.

Ms. Cecilia Blye
Securities and Exchange Commission
July 3, 2018

2.
A March 2017 news article reported that ZTE Corporation was fined $1.9B by the U.S. government for violating U.S. sanctions against Iran and North Korea, and that ZTE bought large volumes of hardware and software products from American companies such as Micron Technology and exported them to those countries. Recent articles reported that in April 2018 U.S. companies were banned from selling to ZTE due to its actions related to its settlement with the U.S. government as to violations of the Iran and North Korea sanctions. Several of the articles identified Micron as a ZTE supplier. Please discuss the potential for reputational harm from this information. In this regard, we note that Iran also is designated by the State Department as a state sponsor of terrorism.

As noted in the response above, Micron has global export control and economic sanctions policies and procedures in place and is committed to compliance with applicable laws concerning the same. The policies and procedures are distributed to employees worldwide, and the Company provides regular training, both live and computer-based. When ZTE became subject to a denial order on April 15, 2018, the Company immediately ceased all shipments to ZTE and instituted a new training module to ensure that all relevant Micron personnel understood the restrictions on sale and export of products to ZTE. The prohibition of shipping product to ZTE is still in effect today and will remain in effect until ZTE is removed from the Denied Persons List.

Micron has no reason to believe that its prior exports to ZTE, which were authorized under all applicable U.S. laws and regulations, would have any material adverse impact on Micron’s reputation. ZTE has been sanctioned for its unlawful transfers of products to Sanctioned Countries and Micron has maintained its strong record of compliance with U.S. export control laws by swiftly implementing the required sanctions on ZTE.

* * *

As requested, in connection with responding to the SEC comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (208) 363-1548.
Sincerely,

/s/ David A. Zinsner
David A. Zinsner
Senior Vice President and Chief Financial Officer

cc:	Micron Technology, Inc.
Joel L. Poppen, Senior Vice President, Legal Affairs, General Counsel and Corporate Secretary

Wilson Sonsini Goodrich & Rosati, Professional Corporation
John Fore, Esq.
Josephine Aiello LeBeau, Esq.